UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QLogic Corporation

(Exact name of registrant as specified in its charter)

Delaware	0-23298	33-0537669
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

26650 Aliso Viejo Parkway, Aliso Viejo, California	92656
(Address of principal executive offices)	(Zip Code)

Jean Hu - (949) 389-6000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

QLogic Corporation (the “Company” or “QLogic”), after exercising a reasonable country of origin inquiry, was unable to determine whether any of the products manufactured or contracted to be manufactured by the Company that contain gold, columbite-tantalite (coltan), cassiterite, wolframite (including their derivatives, which are limited to tantalum, tin and tungsten) necessary to such product’s functionality or production originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo. Accordingly, QLogic declares itself to be “DRC conflict undeterminable” as defined by paragraph (d)(5) of Item 1.01 of Form SD for all products manufactured and/or contracted to be manufactured for the Company.

Conflict Minerals Disclosure

QLogic has filed a Conflict Minerals Report as Exhibit 1.02 to this Form SD. The Conflict Minerals Report is also publicly available on the Investor Relations page of the Company’s website (http://www.QLogic.com).

Item 1.02	EXHIBIT

QLogic is filing, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QLogic Corporation

By:	/s/ Jean Hu	Date: May 29, 2014
Jean Hu
Senior Vice President and Chief Financial Officer